Exhibit 99.7

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use and reference to our name and report evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of January 1, 2004, and the information derived from our report, as described or incorporated by reference in EnCana Corporation’s (i) Annual Report on Form 40-F for the year ended December 31, 2003; (ii) registration statement on Form F-9 (File No. 333-98087); and (iii) registration statements on Form S-8 (File Nos. 333-13956 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

NETHERLAND, SEWELL & ASSOCIATES, INC.

	By:	/s/ Frederic D. Sewell Frederic D. Sewell Chairman and Chief Executive Officer

Dallas, Texas February 25, 2004

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